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EXHIBIT 12

QWEST CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,					Three Months Ended, March 31,
	1997	1998	1999	2000	2001	2001	2002
Income before income taxes	$2,018	$2,150	$2,520	$1,904	$2,778	$707	$637
Interest expense (net of amounts capitalized)	374	386	403	548	612	147	166
Interest factor on rentals (1/3)	67	56	78	109	108	26	23

Earnings available for fixed charges	$2,459	$2,592	$3,001	$2,561	$3,498	$880	$826

Interest expense	$394	$411	$430	$600	$659	$159	$175
Interest factor on rentals (1/3)	67	56	78	109	108	26	23

Fixed charges	$461	$467	$508	$709	$767	$185	$198

Ratio of earnings to fixed charges	5.33	5.55	5.91	3.61	4.56	4.76	4.17

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  EXHIBIT 12
QWEST CORPORATION RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)